UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: May 24, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated May 23, 2013.

Exhibit 99.1

CORPBANCA FILES FORM 20-F

Santiago, Chile, May 23, 2013- CorpBanca, (NYSE: BCA) announced today the filing of the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 with the United States Securities and Exchange Commission on May 15, 2013. The document is also available on the company’s corporate website at www.corpbanca.cl. Any shareholder may request a printed copy of the company’s complete audited financial statements, free of charge, by contacting CorpBanca’s investor relations department.

CORPBANCA (NYSE: BCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market.

CONTACT INFORMATION

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
IR@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2699
IR@corpbanca.cl